Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS THE SCRIPT FOR A CONFERENCE CALL HELD BY DIMON

INCORPORATED AND STANDARD COMMERCIAL CORPORATION ON NOVEMBER 8, 2004]

DimonStandard

Script for Investor Presentation

Welcome & Introductions by Brian Harker

•	Welcome to telephone audience on this important occasion

•	Pleased to be joined by Harrison, CEO of Standard Commercial, as we share with you the exciting opportunity ahead of us in combining our two companies

•	Strategically, operationally and financially this is the right transaction at the right time combining two companies that are a great fit

•	Today we will give you a brief presentation which provides an overview of the strategic merits of the transaction, and then open the lines to questions

•	There is a PowerPoint presentation available to you on our respective websites.

1. Strategic Merits of Transaction - BJH

“Combining our strengths to better serve our customers”

•	Combination creates a stronger independent leaf tobacco merchant with enhanced sourcing and processing capabilities

•	Specifically identified, achievable net cost savings of more than $40 million, roughly 35% of current combined annual operating income.

•	Experienced senior management team, combining the unique talents of both cultures.

•	Enhanced presence in sourcing regions that are growing in importance.

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•	Improved financial strength and stability needed to provide regional presence, facilities, products and services important to remain competitive.

•	Transaction is a de-leveraging event, taking into account savings and synergies.

•	Value creation for shareholders through meaningful EPS accretion

2. Transaction Summary - BJH

•	Standard Commercial will merge with and into DIMON, with DIMON being the surviving entity, to be known initially as DimonStandard

•	Management of DimonStandard will be as follows:

Harker – Chairman and CEO

Harrison – President & Chief Operating Officer

Pete is expected to succeed me as CEO after two years

•	The board of directors of DimonStandard will comprise Harker and 6 independent directors of DIMON, and Harrison and 5 independent directors of Standard Commercial

•	Standard Commercial shareholders will receive 3.0 shares of DIMON common stock for each share of Standard Commercial common stock

•	On November 5, based on the 30-day average DIMON stock price of $5.88, the offer is valued at $17.64 per Standard Commercial share, which represents an 11.4% premium to the 30-day average Standard Commercial stock price of $15.84

•	Based on the DIMON closing stock price of $6.22 on November 5, the offer is valued at $18.66 per Standard Commercial share, which represents a 13.8% premium to the closing price of Standard Commercial on November 5

•	Post merger, DIMON shareholders will own approximately 52.3% of DimonStandard, with Standard Commercial shareholders owning approximately 47.7%

•	Certain officers, directors and other significant shareholders of Standard Commercial have signed shareholder agreements pursuant to which they agree to vote shares beneficially owned by them in favor of the merger

•	The company anticipates maintaining DIMON’s current annual dividend of $0.30 per share following the transaction

•	The transaction is expected to be tax-free to both DIMON and Standard Commercial shareholders

•	Finally, the transaction is expected to close in the first half of 2005, and is subject to normal approvals such as anti-trust and shareholder votes

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3. Stronger Independent Supplier with Global Reach - BJH

•	DimonStandard will be able to source tobacco from over 40 countries, representing every major tobacco producing region of the world

4. Greater Sourcing and Processing Capabilities - BJH

•	Transaction combines two companies with proven abilities in customer service

•	Combination allows for rationalization of our industry leading tobacco processing capabilities by operating from the most efficient and technically advanced facilities of each company

•	Larger firm with more resources will be better equipped to quickly support customer needs in new low-cost tobacco producing regions

•	Merger leverages our investment in information systems and advanced agronomic capabilities, enabling DimonStandard to better support grower programs as sourcing of leaf shifts to lower cost regions

5. Specifically Identified, Achievable Cost Savings - REH

•	Annual net savings of over $40 million are expected, phased in over two years

•	Significant time and effort has gone into developing a combined high level view of achievable cost savings

•	Savings are expected from reductions in corporate overhead, elimination of redundant operating costs and selected facility rationalization

•	Management team has prior experience integrating mergers

6. Experienced Senior Management Team – REH / joint

•	Harker and Harrison backgrounds

7. Enhanced Presence in Sourcing Regions That Are Growing in Importance - REH

•	Greater geographic balance in overall portfolio

•	De-emphasizing Western Europe, strengthening Central and South America

8. Improved Financial Strength and Stability - REH

•	Leverage statistics will improve for DimonStandard, pro forma for cost savings

•	Adjusted leverage statistics are a better guide to permanent leverage of the business

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9. Earnings Per Share Impact - REH

•	Transaction is expected to be meaningfully accretive in the first full year with a further increase in accretion in FY2007, assuming a closing date in the first half of 2005 and a two year phase-in of cost savings

10. Conclusion - BJH

Transaction has the potential to create significant shareholder value

•	Greater Sourcing and Processing Capabilities

•	Specifically Identified, Achievable Cost Savings

•	Enhanced Capabilities in Sourcing Regions That Are Growing in Importance

•	Experienced Management Team

•	Improved Financial Strength and Stability

•	Meaningful Earnings Accretion

Question & Answer Session

This script contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for any financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers. Further, future dividends to be paid by DIMON or DimonStandard will remain subject to the company’s debt agreements and dividend policy, which provides in part that dividends will be declared and paid only out of legally available funds and in the discretion of such company’s Board of Directors. DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in this presentation can be found in DIMON’s and Standard Commercial ‘s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

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DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511 or to Standard Commercial Corporation, 2201 Miller Road, P.O. Box 450, Wilson, North Carolina 27894-0450, Attention: Investor Relations, (252) 291 5507.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial ‘s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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